EXHIBIT 99.1

VICINITY MOTOR CORP. Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, In thousands of US Dollars)

	Note	September 30, 2023	December 31, 2022
		$	$

Current Assets
Cash and cash equivalents		1,969	1,622
Trade and other receivables		7,498	2,655
Inventory	3	13,654	10,068
Prepaids and deposits		11,812	3,801

		34,933	18,146
Long-term Assets
Intangible assets		14,385	14,273
Property, plant, and equipment	4	23,258	22,613

		72,576	55,032

Current Liabilities
Accounts payable and accrued liabilities		5,663	4,942
Credit facility	5	9,462	628
Current portion of deferred revenue	6	4,324	2,382
Current portion of provision for warranty cost	7	563	1,585
Current debt facilities	8	4,419	6,587
Convertible debt	9	3,029	—
Current portion of other long-term liabilities		448	449

		27,908	16,573

Long-term Liabilities
Other long-term liabilities	10	13,789	1,503
Provision for warranty cost	7	129	124

		41,826	18,200

Shareholders’ Equity
Share capital	11	76,806	75,983
Contributed surplus	11	7,787	7,088
Accumulated other comprehensive (loss) income		1,324	1,403
Deficit		(55,167)	(47,642)

		30,750	36,832

		72,576	55,032

NATURE OF OPERATIONS AND LIQUIDITY RISK (Note 1)

COMMITMENTS AND CONTINGENCIES (Note 15)

Approved on behalf of the Board:

/s/”William R. Trainer “	/s/”Christopher Strong”
Director	Director

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Loss

(Unaudited, In thousands of US dollars, except for per share amounts)

	Note	For the three months ended September 30, 2023	For the three months ended September 30, 2022	For the nine months ended September 30, 2023	For the nine months ended September 30, 2022
		$	$	$	$

Revenue
Vehicle sales	14	5,196	363	10,164	12,182
Other	14	1,295	1,152	3,793	4,258
		6,491	1,515	13,957	16,440

Cost of sales	4	(5,980)	(1,749)	(11,379)	(15,441)

Gross profit (loss)		511	(234)	2,578	999

Expenses
Sales and administration		2,596	2,527	6,551	7,278
Stock-based compensation	11	70	250	459	712
Amortization		205	656	623	1,975
Interest and finance costs	8,9,10	1,520	589	3,160	1,775
Change in fair value of embedded derivatives	9	129	—	(25)	—
Gain on modification of debt	8	(492)	—	(492)	(803)
Foreign exchange (gain) loss		872	3,098	(182)	3,882

		4,900	7,120	10,094	14,819

Loss before taxes		(4,389)	(7,354)	(7,516)	(13,820)

Current income tax expense		—	91	9	300
Net loss		(4,389)	(7,445)	(7,525)	(14,120)

Loss per share
Basic & diluted		(0.10)	(0.19)	(0.17)	(0.37)

Weighted average number of common shares outstanding
Basic and diluted(1)		45,584,188	38,307,728	45,584,188	38,307,728

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, In thousands of US dollars)

	For the three months ended September 30, 2023	For the three months ended September 30, 2022	For the nine months ended September 30, 2023	For the nine months ended September 30, 2022
	$	$	$	$
Net loss	(4,389)	(7,445)	(7,525)	(14,120)

Other comprehensive loss items that may be reclassified subsequently to net (loss) income
Exchange differences on translation of foreign operations	678	1,553	(79)	1,883
Total other comprehensive (loss) income	678	1,553	(79)	1,883
Total comprehensive loss	(3,711)	(5,892)	(7,604)	(12,237)

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited, In thousands of US dollars, except for per number of shares)

	Note		Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholders’ Equity
				$	$	$	$	$
Balance, January 1, 2022			34,946,379	58,055	6,035	(151)	(29,694)	34,245
Issuance of shares – private placement	11.2	(b)	4,747,000	12,988	—	—	—	12,988
Issuance of shares – options exercised	11.2	(c)	66,661	98	(23)	—	—	75
Share issuance costs			—	(1,162)	—	—	—	(1,162)
Share issuance costs – agent warrants			—	(152)	152			—
Warrants			—	—	444	—	—	444
Stock-based compensation	11.4-11.5		—	—	712	—	—	712
Other comprehensive loss			—	—	—	1,883	—	1,883
Net loss			—	—	—	—	(14,120)	(14,120)
Balance, September 30, 2022			39,760,040	69,827	7,320	1,732	(43,814)	35,065

Balance, January 1, 2023			44,742,039	75,983	7,088	1,403	(47,642)	36,832
Issuance of shares – private placement	11.2	(a)	925,667	867	—	—	—	867
Share issuance costs	11.2	(a)	—	(44)	—	—	—	(44)
Warrants	11.3		—	—	240	—	—	240
Stock-based compensation	11.4-11.5		—	—	459	—	—	459
Other comprehensive loss			—	—	—	(79)	—	(79)
Net loss			—	—	—	—	(7,525)	(7,525)
Balance, September 30, 2023			45,667,706	76,806	7,787	1,324	(55,167)	30,750

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited, In thousands of US dollars)

		Nine months ended	Nine months ended
	Note	September 30, 2023	September 30, 2022
OPERATING ACTIVITIES		$	$

Net loss for the year		(7,525)	(14,120)
Items not involving cash:
Loss on disposal of property and equipment		—	27
Gain on modification of debt		(492)	(803)
Amortization		909	2,212
Foreign exchange loss		1,194	4,065
Interest and finance costs	8,9	3,160	1,775
Change in fair value of embedded derivatives		(25)	—
Stock-based compensation	11	459	712
		(2,320)	(6,132)
Changes in non-cash items:
Trade and other receivables		(4,834)	(659)
Inventory	3	(3,760)	989
Prepaids and deposits		(8,127)	(1,615)
Accounts payable and accrued liabilities		793	3,609
Deferred consideration		—	(38)
Deferred revenue	6	1,960	(637)
Warranty provision	7	(1,016)	85
Taxes paid		(9)	(300)
Interest paid		(1,695)	(524)
Cash used in operating activities		(19,008)	(5,222)

INVESTING ACTIVITIES
Purchase of intangible assets		(341)	(553)
Proceeds from government subsidy		—	817
Purchase of property and equipment		(1,285)	(10,471)
Proceeds on disposal of property and equipment		—	252
Cash used in investing activities		(1,626)	(9,955)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	11	867	13,063
Share issuance costs	11	(44)	(1,162)
Proceeds of credit facility	5	8,753	659
Proceeds from convertible debt	9	2,939	—
Convertible debt financing fees	9	(159)	—
Proceeds from long-term loans	10	8,868	—
Repayment of long-term loans		(206)	(317)
Cash provided in financing activities		21,018	12,243
Effect of foreign exchange rate on cash		(37)	(353)
Increase (decrease) in cash and cash equivalents		347	(3,287)
Cash and cash equivalents, beginning		1,622	4,402
Cash and cash equivalents, ending		1,969	1,115

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2023 and September 30, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

1. NATURE OF OPERATIONS AND LIQUIDITY RISK

Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and relationships with manufacturing partners to supply its flagship electric, compressed natural gas (“CNG”) and clean-diesel Vicinity buses and the VMC 1200 class 3 electric truck. VMC (formerly Grande West Transportation Group) was incorporated on December 4, 2012 under the laws of British Columbia. The Company conducts its active operations in Canada through its wholly owned operating subsidiary, Vicinity Motor (Bus) Corp. which was incorporated on September 2, 2008 under the laws of British Columbia. The Company also conducts its active operations in the U.S. through a wholly owned subsidiary, Vicinity Motor (Bus) USA Corp., incorporated on April 8, 2014 under the laws of the State of Delaware. The Company’s head office is located at 3168 262nd Street, Aldergrove, British Columbia.

As at September 30, 2023, the Company had working capital (current assets less current liabilities) of $7,025 compared to working capital of $1,573 as at December 31, 2022. For the nine months ended September 30, 2023, the Company incurred a net loss of $7,525 (September 30, 2022: $14,120) and used cash in operations of $19,008 (September 30, 2022: $5,222) of which $8,127 was used for prepaids and deposits and $3,760 related to build up of inventory. Revenues for the nine months ended September 30, 2023, totalled $13,957 (September 30, 2022: $16,440).

In February 2023, the Company obtained $30 million in credit commitments from Royal Bank of Canada and Export Development Canada to fund production of the Company’s VMC 1200 class 3 electric trucks. The facility will expire in February 2024 and may be renewed on a yearly basis at the discretion of the lenders. As at September 30, 2023, $9,597 has been drawn on this facility (note 5). The Company also has an asset-based lending facility from Royal Bank of Canada for C$10 million that expires in February 2024 (note 5). The Company also has convertible debt of C$4 million plus interest that matures September 27, 2024 (note 9) and unsecured debentures of C$11,948 (note 8) at September 30, 2023 that is repayable with C$2,987 principal payments due in both April and July of 2024, with the remainder and interest payable due on October 4, 2024.

Based on the Company’s cash on hand and working capital; its forecasted sales and resulting cash flows for the next twelve months; the expected renewal of the $30 million credit commitments and C$10 million asset-based lending facility in February 2024, as well as the repayments of the convertible debentures and the unsecured debentures, the Company estimates that it will have sufficient liquidity to meet its working capital requirements for at least the next twelve months from September 30, 2023.

2. BASIS OF PRESENTATION

The following companies are consolidated with Vicinity Motor Corp. as at September 30, 2023:

Company Name	Registered	Holding	Functional Currency
Vicinity Motor Corp.	British Columbia	Parent Company	United States Dollar
Vicinity Motor (Bus) Corp.	British Columbia	100%	Canadian Dollar
Vicinity Motor (Bus) USA Corp.	United States	100%	United States Dollar

Intercompany balances and transactions, and any unrealized gains arising from intercompany transactions, were eliminated in preparing the consolidated financial statements.

a)	Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, have been omitted or condensed. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022.

The interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 10, 2023.

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2023 and September 30, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

2.	BASIS OF PRESENTATION (continued)

b)	Basis of measurement

The interim condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value.

c)	Use of estimates and judgments

The preparation of the consolidated financial statements requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to Note 7 and Note 9 of these interim consolidated financial statements as well as the audited consolidated financial statements for the year ended December 31, 2022.

Fair value of embedded derivatives

During the current period the Company entered into the convertible debt arrangement and accordingly the following are new estimates and judgements. The Company is required to determine the fair value of embedded derivatives. Fair value of embedded derivatives are determined using valuation techniques and require estimates of as at the reporting period date as the financial instruments are not traded in an active market as disclosed in Note 9.

Going concern

Judgement is required in determining if disclosure of a materiality uncertainty related to events or conditions which might cast significant doubt on the Company’s ability to continue as a going concern is required in the notes to the consolidated financial statements. In management’s judgement, such a disclosure is not required. The judgement is depending on management’s expectations of revenue, future net cash flows for the year ending December 31, 2024, renewing existing debt facilities and financial obligations due within the next 12 months.

3. INVENTORY

	September 30, 2023	December 31, 2022
	$	$
Finished goods	4,538	3,355
Work in progress - vehicles	7,312	4,785
Parts for resale	1,804	1,928
Total Inventory	13,654	10,068

As at September 30, 2023 and December 31, 2022, work in progress – vehicles consists of the cost of buses and trucks still being manufactured. Finished goods inventory consisted of the costs of assembled buses and trucks, as well as freight and other costs incurred directly by the Company in compiling inventory. All inventory is part of the general security agreement to secure the credit facility described in Note 5.

During the nine months ended September 30, 2023, the Company recognized $9,106 as the cost of inventory included as an expense in cost of sales (September 30, 2022: $12,438).

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2023 and September 30, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

4. PROPERTY AND EQUIPMENT

During the nine months ended September 30, 2023, the Company completed construction and received its certificate of occupancy for its US manufacturing campus in Ferndale, Washington. The building started being amortised during the three months ended September 30, 2023 as the building was capable of operating in the manner intended by management and the expense is recorded in cost of goods sold.

5. CREDIT FACILITY

During the year ended December 31, 2017, the Company entered into a revolving credit facility agreement with a financial institution for a maximum amount of C$20 million based on the value of certain Company assets. The terms of the agreement were amended on October 23, 2020, renewing the asset-based lending (ABL) facility for a three-year term. The credit facility bears interest at a rate of 0.75% - 1% plus Canadian prime rate for loans denominated in Canadian dollars and 0.75% - 1% plus US prime rate for loans denominated in US dollars. The facility is secured by way of a general security agreement over all assets of the Company.

During the nine months ended September 30, 2023, the terms of the agreement were amended to reduce the ABL facility to C$10M for use with its existing bus orders. The facility will expire in February 2024 and may be renewed on a yearly basis at the discretion of the lender.

As at September 30, 2023, the Company had drawn $nil on this facility (December 31, 2022: $628). Per the terms of the ABL credit facility, the Company must maintain a consolidated 12-month rolling fixed charge coverage ratio if the Company borrows over 75% of the available facility. As at September 30, 2023, the Company has not borrowed over 75% of its availability.

During the nine months ended September 30, 2023, the Company obtained $30M in credit commitments from Royal Bank of Canada and Export Development Canada to fund production of the Company’s VMC 1200 class 3 electric trucks. The credit facility can be used for 100% of eligible production costs on the trucks, excluding labor and overhead from the Company’s assembly plants. The facility will expire in February 2024 and may be renewed on a yearly basis at the discretion of the lender and has an interest rate of prime plus 2% and will be secured by existing assets of the Company.

As at September 30, 2023, the Company had drawn $9,597 on this facility (December 31, 2022: $nil). The Company also recorded $135 in deferred financing fees against the carrying value of the debt for a net balance at September 30, 2023 of $9,462. Per the terms of the credit facility, the Company must maintain minimum earnings before interest, taxes, depreciation, and amortization (EBITDA) target and certain production targets. The facility is repaid as units are sold.

As at September 30, 2023, the Company is in compliance with all covenants.

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2023 and September 30, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

6. DEFERRED REVENUE

		September 30, 2023	December 31, 2022
		$	$
Sales deposits – future delivery of buses		2,512	453
Future delivery of buses	(a)	1,812	1,929
Deferred revenue		4,324	2,382
Less: current portion		4,324	2,382
Long-term portion of deferred revenue		—	—

a)	During the year ended December 31, 2022, the Company recognized deferred revenue in relation to a non-cash agreement with a customer in which the Company provided the customer with 8 leased buses to be leased until the delivery of the 8 new buses which is expected within the next 12 months. As a result, the Company has recognized $122 as lease revenue (September 30, 2022: $127) and has a deferred revenue balance of $1,812 as at September 30, 2023.

7. PROVISION FOR WARRANTY COST

The Company provides a two year bumper to bumper warranty coverage for vehicles on specified components, with the exception of normal wear and tear.

During the nine months ended September 30, 2023, the Company recorded warranty expense of $287 (September 30, 2022 - $458) as part of its cost of sales in connection with sales completed during the nine months. During the nine months ended September 30, 2023, $394 of warranty costs (September 30, 2022 - $676) have been incurred against the provision. Change in estimate of the warranty provision relates to re-assessment of the warranty provision compared to the actual warranty claims applied.

$
Balance at December 31, 2021	1,669

Additions	499
Warranty claims applied	(841)
Change in estimate of warranty provision	421
Change in foreign exchange	(39)
Balance at December 31, 2022	1,709
Additions	287
Warranty claims applied	(394)
Change in estimate of warranty provision	(922)
Change in foreign exchange	12
Balance at September 30, 2023	692
Less: Current portion	563
Long-term portion of warranty provision	129

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2023 and September 30, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

8. CURRENT DEBT FACILITIES

		September 30, 2023	December 31, 2022
		$	$
Unsecured debentures - 2021	(a)	4,419	6,587
		4,419	6,587

a)	On October 5, 2021, the Company issued C$10.3 million in unsecured debentures with a maturity 12 months from the date of issue. On June 15, 2022, the maturity date of the debentures was extended to October 4, 2023, with the extension being treated as a modification of the original debt. As a result, a gain of $803 on modification of debt was recorded during the six months ended June 30, 2022. In connection with the extension, the Company cancelled 412,000 warrants from the previous agreement. On extension the Company issued 1,000,000 warrants to purchase common shares at an exercise price of C$2.25 per share. The value of these warrants was incorporated in the $803 gain on modification of debt. On September 25, 2023, the maturity date of the debentures was extended with C$1,648 of accrued interest being added to the principal with the new principal amount being C$11,948. The facility is repayable with 25% (C$2,987) principal payments due in April and July of 2024, with the remainder and interest payable due on October 4, 2024. As a result, a gain of $492 on modification of debt was recorded during the nine months ended September 30, 2023. In connection with the extension, the Company cancelled 1,000,000 warrants from the previous agreement. On extension the Company issued 1,500,000 warrants to purchase common shares at an exercise price of C$1.33 per share. The value of these warrants was incorporated in the $492 gain on modification of debt. The warrants expire on October 4, 2024.

As a result of the extension on September 25, 2023, the interest rate increased from 8% to 13% annual interest paid at maturity. Borrowing costs of $449 were recorded on June 15, 2022, and an additional $240 in borrowing costs on extension on September 25, 2023; the debt has an effective interest rate of 24%.

During the nine months ended September 30, 2023, the Company incurred $1,465 in interest expense (September 30, 2022 - $1,316) on this loan, $nil (December 31, 2022: $765) is included in accounts payable and accrued liabilities as at September 30, 2023.

9. CONVERTIBLE DEBT

On March 27, 2023, the Corporation completed a private placement of unsecured convertible debentures for gross proceeds of C$4 million. The convertible debentures are issued in denominations of C$1 thousand, bear interest at 15% per annum, and mature 18 months from the closing date. Interest payments on the convertible debentures are due on the twelve-month anniversary and/or the maturity date of September 27, 2024.

Each convertible debenture is convertible at the holder’s option into Units at any time prior to maturity at a conversion price of C$1.45 per Unit. Upon conversion, each Unit will consist of one Common Share and 0.2 of a Warrant. Each Warrant is exercisable into a Warrant Share at an exercise price of C$1.45 for a period of thirty-six months following the initial debenture closing date. The convertible debenture is redeemable at the Company’s option at any time after 12 months, with 30 days notice, at a redemption price of 105% of the principal, payable in cash, plus any accrued interest up to the maturity date.

The unsecured convertible debentures represent financial instruments that include host debentures accounted for at amortized cost and embedded derivatives related to the conversion feature and redemption option, which are separated from the convertible debentures and accounted for at fair value with changes in fair value recorded in the statement of loss.

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2023 and September 30, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

9.	CONVERTIBLE DEBT (continued)

	Host debentures	Embedded derivatives	Total
	$	$	$
As at January 1, 2023	—	—	—
Convertible debt principal	2,208	747	2,955
Transactions costs	(159)	—	(159)
As at March 24, 2023	2,049	747	2,796
Change in fair value	N/A	(25)	(25)
Interest accretion	240	—	240
Foreign exchange	1	17	18
As at September 30, 2023	2,290	739	3,029

The fair value of the embedded derivatives were estimated using a binomial tree method with the following assumptions as at September 30, 2023:

Assumptions

Risk-free interest rate	5.1 – 5.5%
Credit spread	28.1%
Expected life of options	1.0 – 2.5 years
Annual dividend rate	0%
Annualized volatility	47.8 – 51.1%

For the nine months ended September 30, 2023, the change in fair value resulted in a gain of $25 recognized in the statement of loss. The Company incurred $469 in interest expense on the convertible debentures, $229 is included in accounts payable and accrued liabilities as at September 30, 2023.

10. OTHER LONG-TERM LIABILITIES

		September 30, 2023	December 31, 2022
		$	$
Unsecured debentures - 2021	(a)	8,081	6,587
Term loan	(b)	8,876	—
Lease obligation	(c)	1,653	1,883
Vehicles		45	69
Less: Current portion		(4,866)	(7,036)
		13,789	1,503

a)	Unsecured debentures

On September 25, 2023, the maturity date of the debentures was extended to October 4, 2024, with the extension being treated as a modification of debt. (Note 8)

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2023 and September 30, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

10.	OTHER LONG-TERM LIABILITIES (continued)

b)	Term loan

During the six months ended June 30, 2023, the Company secured a financing with a lender for proceeds up to $9,000 to fund working capital and capital expenditures as the Company begins production of the VMC 1200 class 3 electric truck at its facility in Ferndale, Washington. The loan is secured by the assets of the Company and bears interest at a rate of prime plus a per annum margin between 3.75% and 5% depending on the Company’s full year EBITDA as defined in the contract. For the first year of the loan only interest is payable; principal is repaid over the remaining six years until maturity on May 20, 2030. The Company incurred transaction costs of $131. Per the terms of the credit facility, the Company must maintain minimum EBITDA targets and certain production targets. As at September 30, 2023, the Company is in compliance with all covenants.

During the nine months ended September 30, 2023, the Company incurred $664 of interest expense on this loan. As at September 30, 2023, the Company had borrowed $9,000 of this loan. The Company also recorded $124 in deferred financing fees against the carrying value of the loan for a net balance at September 30, 2023 of $8,876.

c)	Lease Obligation

Minimum lease payments in respect of lease liabilities for the right-of-use assets included in property, plant and equipment (Note 4) and the effect of discounting are as follows:

September 30, 2023
$
Undiscounted minimum lease payments:
Less than one year	490
One to two years	495
Two to three years	491
Three to six years	301
1,777
Effect of discounting	(124)
Present value of minimum lease payments – total lease liability	1,653
Less: Current portion	(433)
Long-term lease liabilities	1,220

The Company has lease agreements for office and warehouse facilities expiring October 31, 2023, March 31, 2027 and May 31, 2027. and October 31, 2023. The Company also has a lease agreements for vehicles expiring on November 30, 2025 and March 15, 2029.

11. SHARE CAPITAL

11.1	Authorized: Unlimited number of common shares without par value

11.2	Issued and Outstanding Common Shares:

The details for the common share issuances during the nine months ended September 30, 2023 are as follows:

a.	During the nine months ended September 30, 2023, the Company issued 925,667 shares at prices ranging from $0.87 to $1.01 per share. The Company incurred share issuance costs of $44 for net proceeds of $823 through its At-the-Market equity program.

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2023 and September 30, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

11.	SHARE CAPITAL (continued)

The details for the common share issuances during the nine months ended September 30, 2022 were as follows:

b.	During the nine months ended September 30, 2022, 4,444,445 units, each unit consisting of one common share and one warrant, were issued on settlement of a private placement at a price of $2.70 for gross proceeds of $12,000. The value allocated to the warrants based on the residual value method was $nil. The Company also incurred share issuance costs of $1,283 in relation to this private placement.

During the nine months ended September 30, 2022, the Company also issued 302,555 shares at prices ranging from $2.96 to $3.65 for gross proceeds of $988 through its At-the-Market equity program.

c.	During the nine months ended September 30, 2022, 66,661 stock options were exercised by employees of the Company at an average exercise price of $1.13 for gross proceeds of $75.

11.3	Share Purchase Warrants

A summary of the Company’s share purchase warrants are as follows:

	Number of Warrants	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2021	2,407,304	6.64
Issued	5,577,778	3.84
Cancelled	(412,000)	—
Outstanding, December 31, 2022	7,573,082	4.53
Cancelled	(1,000,000)	—
Issued	1,500,000	1.33
Outstanding, September 30, 2023	8,073,082	4.22

During the nine months ended September 30, 2023, the Company issued 1,500,000 warrants as part of a debt extension agreement (Note 8) with an exercise price of C$1.33. The warrants expire on October 4, 2024. 1,000,000 warrants from the previous extension on June 15, 2022, were cancelled.

During the nine months ended September 30, 2022, the Company issued 4,444,445 warrants and 133,333 agent warrants, as part of a private placement agreement with exercise prices of $2.97 and $3.36, respectively. The warrants expire 3 years and 2 years, respectively, from the date of closing of the placement.

During the nine months ended September 30, 2022, the Company issued 1,000,000 warrants as part of a debt extension agreement (Note 8) with an exercise price of C$2.25. The warrants expire on October 4, 2023.

11.4	Directors, Consultants, and Employee stock options

The Company has adopted a share option plan for which options to acquire up to a total of 10% of the issued share capital, at the award date, may be granted to eligible optionees from time to time. Generally, share options granted have a maximum term of five years, and a vesting period and exercise price determined by the directors.

During the nine months ended September 30, 2022, the Company granted 290,000 stock options to executives and directors to purchase common shares of the Company with an exercise price ranging from C$1.50 to C$2.98 per common share and expiring in three to five years. These stock options vest over one to three years.

During the nine months ended September 30, 2023, the Company recognized $39 (September 30, 2022 - $56) on the grant and vesting of options to directors, consultants and employees.

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2023 and September 30, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

11.	SHARE CAPITAL (Continued)

The following tables summarize information about the Company’s stock options outstanding at September 30, 2023:

	Options Outstanding	Options Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date
			C$

January 17, 2019	166,666	166,666	2.40	0.30	January 17, 2024
November 15, 2019	233,333	233,333	1.50	1.13	November 15, 2024
November 28, 2019	16,666	16,666	1.56	1.16	November 28, 2024
May 4, 2020	24,999	24,999	1.20	1.59	May 4, 2025
November 23, 2020	66,664	66,664	6.15	2.15	November 23, 2025
January 12, 2021	333,333	333,333	6.51	2.28	January 11, 2026
February 1, 2021	41,666	41,666	9.36	2.34	January 31, 2026
April 27, 2021	60,000	40,000	7.24	2.57	April 26, 2026
March 31, 2022	40,000	20,000	2.98	3.50	March 30, 2027
November 25, 2022	92,500	15,417	1.30	4.15	November 24, 2027

Total	1,075,827	958,744

During the nine months ended September 30, 2023, 504,999 stock options were forfeited or expired.

11.5	Deferred Share Units

Pursuant to the Company’s Deferred Share Unit (“DSU”) Incentive Plan approved by the board of directors of the Company on July 8, 2018, deferred stock units to acquire common shares of the Company may be granted to specified board members of the Company in accordance with the terms and conditions of the plan.

Each DSU entitles the participant to receive one common share upon vesting. DSUs vest into common shares on the board members’ separation date from the board of directors. DSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such DSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the DSU vests and the DSU participant receives common shares.

A summary of the Company’s DSUs are as follows:

Number of DSUs

Outstanding, December 31, 2021	170,791
Issued	452,910
Outstanding, December 31, 2022	623,701
Issued	492,757
Outstanding, September 30, 2023	1,116,458

During the nine months ended September 30, 2023, the Company issued 492,757 DSUs (September 30, 2022 – 304,473) to board members of the Company that vest upon the board members separation date from the Board of Directors.

During the nine months ended September 30, 2023, the Company recorded $420 (September 30, 2022 - $426) as stock-based compensation for the fair value of the DSUs issued.

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2023 and September 30, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

12. RELATED PARTY BALANCES AND TRANSACTIONS

Key management consists of personnel having the authority and responsibility for planning, directing and controlling the activities of the Company, which are the directors and executive officers of the Company.

Compensation to key management:

	Nine months ended	Nine months ended
	September 30, 2023	September 30, 2022
	$	$
Salaries and benefits	678	925
Stock-based compensation	425	687
	1,103	1,612

During the nine months ended September 30, 2023 the Company paid $184 in lease payments to a company owned by a director. $190 was recognized as depreciation and interest expense on the right of use asset and lease liability.

During the nine months ended September 30, 2022 the Company paid $158 in lease payments to a company owned by a director. $155 was recognized as depreciation and interest expense on the right of use asset and lease liability.

Balances with key management and other related parties are:

As at September 30, 2023, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $3 (September 30, 2022 - $1).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

13. FINANCIAL INSTRUMENTS

Fair values

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, accounts payable, the credit facility, short-term loans and convertible debt. The carrying amounts of cash and cash equivalents, trade and other receivables, accounts payable, the credit facility, and short-term loans approximate fair value due to their short term nature. The embedded derivatives related to the convertible debt are the only instruments measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments. The fair value of the host debenture as at September 30, 2023 is $2,290 if it was a standalone instrument.

The following table summarizes the carrying values and fair values of the Company’s financial instruments:

	September 30, 2023	December 31, 2022
	$	$
Assets:
Measured at amortized cost (i)	9,467	4,277
Liabilities:
Amortized cost (ii)	36,071	14,109
Fair value through P&L (iii)	739	—

(i)       Cash and cash equivalents, and trade and other receivables

(ii)      Accounts payable and accrued liabilities, current loans, and lease obligations.

(iii)     Embedded derivatives related to convertible debt (only financial instrument carried at fair value)

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2023 and September 30, 2022

(Unaudited, In thousands of US dollars, except for per share amounts)

13.	FINANCIAL INSTRUMENTS (continued)

The Company classifies its fair value measurements in accordance with the three-level fair value hierarchy. The measurement is classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

Level 3 – Inputs that are not based on observable market data

The Company valued the derivatives associated with the convertible debt (iii) as a level 3 instrument. The Company used the binomial tree method to determine the fair value of the embedded derivatives attributed to the convertible debt (Note 9).

14. SEGMENT INFORMATION

Allocation of revenue to geographic areas for the single segment is as follows:

	Nine months ended September 30, 2023			Nine months ended September 30, 2022
	Canada	USA	Total	Canada	USA	Total
	$	$	$	$	$	$
Bus Sales	2,109	1,352	3,461	7,912	4,270	12,182
Truck Sales	6,703	—	6,703	—	—	—
Vehicle Sales	8,812	1,352	10,164	7,912	4,270	12,182

Spare part sales	3,062	597	3,659	3,599	532	4,131
Operating lease revenue	25	109	134	—	127	127
Other revenue	3,087	706	3,793	3,599	659	4,258

Total Revenue	11,899	2,058	13,957	11,511	4,929	16,440

During the nine months ended September 30, 2023, the Company had sales of $4,163 and $2,510 to two end customers, representing 30% and 18% of total sales, respectively. During the nine months ended September 30, 2022, the Company had sales of $5,962, $4,653, and $1,581 to three end customers representing 36%, 28% and 10% of total sales, respectively.

15. COMMITMENTS AND CONTINGENCIES

The Company entered into a production agreement with its manufacturers whereby the parties have agreed to a specified production volume. Future payments as at September 30, 2023 are $35,408 with the majority expected to be paid within the next 12 months.